DC
No Act
P.E. 12-21-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

07043140

January 30, 2007

Frances S. Chang
Senior Counsel
Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/30/2007

Re: PG&E Corporation
Incoming letter dated December 21, 2006

Dear Mr. Chang:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to PG&E by Nick Rossi. We also have received letters on the proponent's behalf dated January 11, 2007 and January 26, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

1004980

PG&E Corporation.

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

December 21, 2006

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling—Chevedden/Rossi Proposal

Ladies and Gentlemen:

PG&E Corporation, a California corporation ("PG&E Corporation" or the "Company"), submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for PG&E Corporation's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") under Rule 14a-8(i)(3) and Rule 14a-8(i)(7) on the grounds that it is materially misleading in violation of the proxy rules and relates to the ordinary business operations of the Company, respectively. The Proposal was submitted by Mr. John Chevedden (the "Proponent") acting as proxy for Mr. Nick Rossi. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2007 Proxy Materials.

PG&E Corporation received the Proposal on November 8, 2006. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from its 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2007 Proxy Materials with the Commission.

I. The Proposal

The Proposal provides:

> RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee Report in the proxy statement.

The Proposal also provides:

> The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of shareholders at the same or any other meeting of shareholders.

II. The Company May Exclude the Proposal in Reliance on Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if either the proposal or the supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits the inclusion of materially false or misleading statements in proxy soliciting materials. Further, Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal on the grounds that it is vague, indefinite and materially misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004).

The Company believes it should be able to exclude the Proposal under Rule 14a-8(i)(3) as materially misleading in violation of Rule 14a-9. The Proposal is excludable under Rule 14a-8(i)(3) because, in light of the recent changes to the Commission's compensation disclosure rules,[1] its mandate does not make sense (and is likely not what the Proponent intended given the recent rule changes), causing the Proposal to be materially misleading. Moreover, even if the Proposal is revised to change "Compensation Committee Report" to "Compensation Disclosure & Analysis" (the "CD&A") under the new Commission rules, the Proposal continues

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[1] *Executive Compensation and Related Person Disclosure,* SEC Release Nos. 33-8732; 34-54302; IC-27444; File No. S7-03-06, issued August 11, 2006 and published in the Federal Register, 17 CFR Parts 228, 229, 232, 239, 240, 245, 249 and 274, September 8, 2006 [71 FR 53158] (referred to herein as the "Release").

to be misleading; in order to become accurate and not misleading, the proposal would have to be completely rewritten.[2]

(a) Compensation Committee Report

The resolved clause of the Proposal urges the board to adopt a "policy" that Company shareholders be given the opportunity to vote on an "advisory" resolution to "approve" the report of the Compensation Committee set forth in the proxy statement (the "Compensation Committee Report"). The purpose of the policy and advisory vote are not clear from reading the Proposal. The Proposal does state, however, what the policy and vote are not: it states that shareholders should be provided with "appropriate disclosures" to ensure that shareholders "fully understand" that the vote is "advisory" and will not affect any person's compensation or the approval of any compensation-related proposal submitted for a vote of shareholders at the same or any other meeting of shareholders. The supporting statement of the Proposal goes on to contradict itself and say that its stated intent is to give shareholders "influence over pay practices," and allow shareholders a "clear voice that could help reduce excessive pay." This stated intent is not served by an "advisory" resolution to "approve" the report of the Compensation Committee, making the Proposal materially misleading.

The vague and confusing nature of the mandate of the Proposal is compounded by the recent changes to the Compensation Committee Report requirements. The Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402(k)(1) of Regulation S-K). Instead, under the new rules the Compensation Committee report simply states (a) whether the compensation committee has reviewed the CD&A with management; and (b) whether, based on the review and discussions, the compensation committee recommended to the board of directors that the CD&A be included in the company's Annual Report on Form 10-K and, as applicable, the company's proxy or information statement. As shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the occurrence or non-occurrence of factual actions by the compensation committee relating to the

2 We respectfully submit to the Staff that it would not be appropriate to permit revision of the Proposal under the 1998 Release and related Staff Legal Bulletins. Staff Legal Bulletin No. 14 confirms the Staff position that revisions are appropriate when the challenged proposal contains "some relatively minor defects that are easily corrected" but not if the revisions "would alter the substance of the proposal" or if the proposal does not "generally comply with the substantive requirements of the rule." In this case, the Proposal would have to be rewritten entirely, as discussed in this letter.

members' physical review, discussions and recommendations regarding the CD&A disclosure, the Proposal does not make sense. Accordingly, neither the shareholders in voting on the Proposal, nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, or what the resulting Company shareholder vote means. As acknowledged by the Staff in *Sara Lee Corporation* (Sept. 11, 2006) (no action request with respect to the same proposal as the Proposal) ("Sara Lee"), the Proposal may be materially false and misleading in light of the recent changes in the Commission rules. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(3).

(b) The Proponent Should Not Be Permitted to Revise the Proposal to change the words "Compensation Committee Report" to the words "Compensation Discussion and Analysis"

In Sara Lee, the Staff permitted the proponent to change the words "Compensation Committee Report" to the words "Compensation Discussion and Analysis" because of the timing of the submission of the Sara Lee proposal. The Staff stated that "because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals," the Staff would permit revision of the Sara Lee proposal to change the words "Compensation Committee Report" to "Compensation Discussion and Analysis." The Sara Lee proposal was submitted on May 22, 2006. The new rules were published on September 8, 2006. In this case, the Proponent submitted the Proposal on November 8, 2006, more than a month after the Proponent – who is a knowledgeable shareholder activist - should have been aware of the rule changes. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(3) for the reasons set forth in subsection (a) above, and the Proponent should not be permitted to revise the Proposal under Sara Lee.

(c) The Proposal is Misleading Even if it is Revised to Cover the Compensation Discussion and Analysis

If the Staff permits the Proponent to revise the Proposal to replace the words "Compensation Committee Report" with the words "Compensation Discussion and Analysis" the Proposal would continue to be misleading.[3] Because any advisory resolution to approve or disapprove the Compensation Discussion and Analysis would be "so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be

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3 In the correspondence available publicly, Sara Lee did not request exclusion of the proposal based upon the requirements and content of the new CD&A.

able to determine with any reasonable certainty exactly what actions or measures the proposal requires," amending the Proposal to provide for an advisory resolution on the Compensation Discussion and Analysis rather than the Compensation Committee Report, would not cure the issues in the Proposal. Therefore it must still be excluded under Rule 14a-8(i)(3).

Unlike the Compensation Committee Reports included in proxy statements in the past, the new CD&A section of the proxy statement requires broad and detailed disclosures on a range of topics underlying a company's employee compensation practices. The Release provides that the CD&A is much like the Management's Discussion and Analysis ("MD&A") of Item 303 of Regulation S-K, and calls for a discussion and analysis of the material factors underlying compensation policies and decisions reflected in the data presented in the compensation tables. The CD&A is a narrative designed to provide material information about compensation objectives and policies for named executive officers, and a context for the compensation tables and other disclosures regarding compensation in a company's filings. As such, it requires a company to provide detailed and thorough disclosure, and to do a complex and extensive analysis of its compensation programs, policies and actions. In general, the CD&A must explain the material elements of a company's named executive officers' compensation in relation to the following questions: (1) what are the objectives of the company's compensation programs, (2) what is the compensation program designed to reward, (3) what is each element of compensation, (4) why the company chooses to pay each element, (5) how does the company determine the amount (and, where applicable, the formula) for each element, and (6) how do each element and company's decisions regarding that element fit into the company's overall objectives and affect decisions regarding other elements.

In addition to providing material information about the compensation objectives and policies for the named executive officers and putting into perspective for investors the numbers and narrative that follow it in the compensation disclosure tables, the purpose of the CD&A is to provide comprehensive, principles-based disclosure. New Regulation S-K, Item 402(b) identifies the disclosure concepts for the CD&A and provides approximately fifteen illustrative examples of items that should be considered for disclosure. However, a company is expected to individually tailor its CD&A and the information included in it to the specific philosophy, programs, actions and material items of the company. For example, the narrative CD&A may or may not take into consideration, compensation philosophy, benchmarking of compensation, compensation policies, reasons for determining amounts for each compensation element, compensation goals, actual performance versus compensation paid, elements of post-termination compensation and benefits, personal benefits, in-service compensation and compensation committee activity, to name but a few. The Release makes clear that the disclosure is a discretionary task to be done on a company by company basis.[4] Furthermore, items included in or excluded from the CD&A may vary at a given company from year to year, depending upon the particular circumstances of the company.

In light of the requirements of the CD&A, the mandate of the Proposal would be confusing for both shareholders and the Company, and therefore materially misleading. The Proposal and supporting statement seek an "advisory management resolution" on the CD&A in order to allow "stockholders a clear voice" in influencing pay practices and reducing excessive pay, but, given the broad spectrum of data in the CD&A, an advisory vote on the CD&A does not provide the "clear voice" that the Proposal seeks. Given the complexity of the CD&A and the myriad of factors that go into the analysis and related disclosure that shareholders would be voting upon, it is entirely unclear what any vote to "approve" or "disapprove" the CD&A would mean. As described above, the CD&A is not at all like the old Compensation Committee Report, which describes policies applicable to the registrant's executive officers. Instead, the CD&A (1) explains the material elements of the Company's named executive officers' compensation, (2) is a narrative, like the MD&A, describing material factors underlying compensation policies and decisions reflected in the data presented in the compensation tables, and (3) is a principles-based broad discussion that describes the detail behind six tables of officer compensation data that is tailored to a company's particular situation. Does a negative vote on the CD&A mean that the shareholders disapprove of descriptions in forgoing numbers (1), (2) and/or (3), the content of the CD&A, or the objectives, elements or methods of payment of compensation, or does it mean that shareholders believe that the numbers in one or more of the compensation tables that are *not* part of the CD&A are too high, or does it just mean that shareholders believe that the chief executive officer is being paid too much? Given the advisory resolution's indefinite meaning in relation to the broad spectrum of data in, and the many elements of, the CD&A,

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4 The Release states that:

> A company must assess the materiality to investors of the information that is identified by the example in light of the particular situation of the company. We also note that in some cases an example may not be material to a particular company, and therefore no disclosure would be required. Because the scope of the Compensation Discussion and Analysis is intended to be comprehensive, a company must address the compensation policies that it applies, even if not included among the examples. The Compensation Discussion and Analysis should reflect the individual circumstances of a company and should avoid boilerplate disclosure.

neither management nor the Company shareholders could determine with any reasonable certainty what exactly is being voted upon or communicated by the non-binding advisory resolution. This in turn makes the Proposal materially false and misleading. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(3).

(d) One of the Supporting Statement of the Proposal is Inaccurate and therefore Misleading

If the Staff does not permit PG&E Corporation to exclude the entire Proposal, it should not object if the Company excludes a portion of one of the supporting statements in the Proposal as false and misleading. Such statement provides as follows:

> It is also important to take one step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance, in 2006 it was reported (and certain concerns are noted):
>
> - We had no independent chairman.
> - Plus we had no lead director
> - Cumulative voting was not allowed…

The second bullet above is incorrect, and therefore false and misleading. PG&E Corporation does have a lead director. The Chair of the PG&E Corporation Nominating, Compensation, and Governance Committee serves as lead director of the PG&E Corporation Board of Directors. This fact is disclosed in the Company's proxy statement filed March 14, 2006.[5] Staff Legal Bulletin No. 14B (Sep. 15, 2004), which clarifies the Staff's views on the application of Rule 14a-8(i)(3), specifically states that exclusion of a supporting statement may be appropriate where a factual

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[5] The 2006 proxy statement includes the Company's Corporate Governance Guidelines, which provide as follows:

> __Lead Director__ The Chair of the Nominating, Compensation, and Governance Committee shall be the lead director, and shall be selected by the independent directors. The lead director shall act as a liaison between the Chairman of the Board and the independent directors, and shall preside at all meetings at which the Chairman is not present. The lead director approves the agendas and schedules for meetings of the Board, and approves information sent to the members of the Board. The lead director has authority to call special meetings of the independent directors.

The proxy also provides that the lead director currently is C. Lee Cox.

statement is materially false or misleading. Accordingly, the second bullet of this supporting statement should be deleted, as required under Rule 14a-8(i)(3).

III. PG&E Corporation May Exclude the Proposal in Reliance on Rule 14a-8(i)(7) on the Basis that it Relates to Ordinary Business Matters

The Company believes that it should be able to exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has taken the position that decisions with respect to the content and presentation of standard company reports are matters constituting "ordinary business operations." *See Long Island Lighting Company* (Feb. 22, 1996) (excluding, as relating to ordinary business matters, proposal seeking to influence format and presentation of executive compensation disclosure information in company's report to shareholders).

(a) Compensation Committee Report

The Compensation Committee Report is a report of the related issuer's compensation committee. Under both the old rules and the revised Commission rules, the names of the directors serving on the committee are placed beneath the report, signifying to shareholders that the report is their work and their conclusions. Under the new rules, the Compensation Committee Report states (a) whether the compensation committee has reviewed the CD&A with management; and (b) based on the review and discussions, whether the compensation committee recommended to the board of directors that the CD&A be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. Given these requirements, and that the names of reviewing individuals are beneath the report, this report is clearly a compensation committee task that is driven by compliance with Commission rules: the committee members must confirm that they have taken certain steps and made a recommendation. It is questionable whether the shareholders could give an advisory vote on a matter that represents conclusions of the compensation committee. It is clear that the report involves a corporate task that should not involve "shareholder oversight" or "micro-management" in the form of an advisory resolution or otherwise. Rather it is an ordinary compliance business operation. Accordingly, the Proposal as submitted is excludable under Rule 14a-8(i)(7).

(b) Compensation Discussion and Analysis

Even if the Staff permits the Proponent to revise the Proposal to provide for an advisory resolution on the Compensation Discussion and Analysis rather than the Compensation Committee Report, that change would not cure the Proposal for purposes of Rule 14a-8(i)(7), and therefore it must still be excluded under Rule 14a-8(i)(7).

As described in detail above, the CD&A (1) explains the material elements of the Company's named executive officers' compensation, (2) is a narrative, like the MD&A, describing material factors underlying compensation policies and decisions reflected in the data presented in the compensation tables, and (3) is a principles-based broad discussion that describes the detail behind six tables of officer compensation data that is tailored to a company's particular situation. The completion and inclusion of the CD&A in the proxy is now a requirement under the Commission's proxy rules that is applicable to the Company. The Company is responsible for (i) ensuring the full, timely and accurate disclosure of the compensation information required by the CD&A, (ii) disclosure of factual matters as to what has been done in relation to executive compensation, like the MD&A as it relates to a company's financials and (iii) determining the principles-based, discretionary items to be included in the CD&A. Moreover, unlike the Compensation Committee Report, the CD&A section is considered soliciting material and is therefore actually "filed" with the Commission (unlike the Compensation Committee Report) and covered by the CEO/CFO certifications required by the Sarbanes-Oxley Act of 2002 (unlike the Compensation Committee Report). The officers signing such certifications, not the shareholders, have liability with respect to an inaccurate certification.

How management and the Company in general gather, review, select and present the broad range of detailed, required information in the CD&A is a matter within the ordinary business of the Company and not appropriately subject to the approval or disapproval of the Company's shareholders. It is in the discretion of management to determine which materials are included in or excluded from the CD&A, and to determine how the selected information is relayed. Likewise, the CEO/CFO certifications on such disclosure are the responsibility of management only. These are tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The CD&A should not be "micro-managed" by the shareholders, who should not "probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Although the import of an advisory vote is vague, as described above, it would appear that altering the Proposal to substitute the CD&A could be viewed as a shareholder attempt to approve or disapprove what is included in the CD&A. Attempting to influence the CD&A's contents is equivalent to seeking to alter the presentation of a standard company report and not a permissible proposal. *See ConAgra, Inc.* (Jun. 10, 1998) (excluding a proposal requiring the company to supplement its Form 10-K and other periodic reports as relating to the ordinary business operations of the company); *Southwest Gas Corporation* (May 6, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company).

Based on the foregoing, I respectfully submit that PG&E Corporation may omit the Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(7).

Conclusion

As discussed above, the Proposal is materially misleading in violation of Rule 14a-9 of the proxy rules and further, it relates to the ordinary business operations of the Company. As a result, and based on the facts and the no-action letter precedent discussed above, the Company intends to exclude the Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(7). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. The Corporation will promptly forward the response to Mr. Chevedden and Mr. Rossi. Mr. John

Chevedden's fax number is (310) 371-7872.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8107.

Very truly yours,

Frances S. Chang

cc: Hyun Park, PG&E Corporation
Linda Y.H. Cheng, PG&E Corporation
Mr. Nick Rossi
John Chevedden, as proxy for Mr. Nick Rossi

bcc: Peter A. Darbee
Leslie H. Everett
Claudia Charette
Gary P. Encinas
Akesa Fakava
Kathleen M. Hayes
Brian Herzog
David M. Kelly
Robin J. Reilly

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
tel 707 524 1000
fax 707 524 1099

Morgan Stanley

Exhibit A

November 21, 2006

To Whom It May Concern:

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-070) on the respective dates:

May 16, 2002

120 shares Electronic Data Systems Corp. bought and additional 380 shares on 3-5-2003, now owns 500 shares
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behtehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,427 shares Chevron Corp.
-2 for 1 split 9/10/04-now owns 2,854 shares
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR
419 shares Delphi Corp. bough additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002

2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002

1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp. bought by Whirlpool Corp. 4-4-2006. now owns 95 shares Whirlpool Corp
3,120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3,000 shares
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
500 shares 3M Company (split 6-29-2003)
1,000 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New. 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split
-Now owns 3,000 shares

Nick Rossi (122-020137-070) - Continued

580 shares Scottish Power PLC ADR, reorganization received 783 for 1, now owns 460 shares Scottish Power PLC
600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002

300 shares Marathon Oil Co.

On May 23, 2002 Nick journal into the same account the following:

200 shares Safeway Inc. Com, New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
-Now owns 2,000 shares

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2005: 24 shares
-Now owns 1,546 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough; 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc (Holding Co.) Class A purchased 12-10-2004
900 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely

David Lawrence
Financial Advisor
11/22/2006

PG&E Corporation.

Linda Y.H. Cheng
Vice President and
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7070
Fax: 415.267.7260

November 17, 2006

VIA FEDEX & EMAIL

Mr. John Chevedden
2215 Nelson Ave., No 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt on November 8, 2006, of a shareholder proposal (the "Proposal") from Mr. Nick Rossi for consideration at PG&E Corporation's (the "Corporation") 2007 annual meeting. The submission contained a legal proxy appointing you to represent Mr. Rossi and the Proposal. I have referred the Proposal to the PG&E Corporation Law Department for review.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 100 F Street, N.E., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered shareholder, the shareholder must proved eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities verifying that, at the time of submission, the shareholder continuously held the required securities for at least one year or (2) submitting to the company appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, including amendments, demonstrating that the shareholder held the required number of shares. Based on our preliminary review of the submission, we believe the required ownership information has not been provided.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, your reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

Mr. John Chevedden
November 17, 2006
Page 2

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2007 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit the Proposal if a valid basis for such action exists.

With respect to your request to receive e-mail confirmation of PG&E Corporation's receipt of the Proposal, we are sending you a copy of this document in both paper copy via FedEx and via e-mail, for your convenience. Please note, however, that correspondence regarding this Proposal should be sent to PG&E Corporation in hard copy or by FAX, and official PG&E Corporation correspondence will also be sent in hard copy or by FAX. Copies of correspondence sent by e-mail will not be considered the "official" correspondence, for reliability reasons.

Sincerely,

Linda Y.H. Cheng

Vice President, Corporate Governance
and Corporate Secretary

LYHC:cmc

Enclosures

cc: Nick Rossi

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Peter A. Darbee
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Rule 14a-8 Proposal

Dear Mr. Darbee,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Nick Rossi 11/8/06

cc: Linda Y.H. Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7268

[Rule 14a-8 Proposal, November 8, 2006]

3 – Shareholder Vote on Executive Pay

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

It is essential that the disclosure for this annual vote include disclosure of the percentage of total executive pay and benefits that are performance-based – meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote is not binding, but allows stockholders a clear voice that could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input at our company. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

Another reason for this proposal is the $14 million in pay in a year for Mr. Glynn, our Chairman during years of bankruptcy. Our dividend was also suspended for years under Mr. Glynn's watch.

It is also important to take one step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no independent chairman.
- Plus we had no lead director
- Cumulative voting was not allowed.

- Poison Pill: The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm said our company adopted a policy with a provision to require shareholder approval of a poison pill. But the policy then allows the board to override the shareholder approval provision. Thus the second provision undermines the shareholder approval requirement and TCL does not believe that the policy constitutes full implementation of the initiating shareholder proposal that gained our 64% support.

- Three of our directors also served on boards rated D by the Corporate Library:

1) Mr. Coulter	First Data Corp. (FDC)	D-rated
2) Ms. Metz	AT&T (T)	D-rated
3) Ms. Herringer	ABM Industries (ABM)	D-rated
	Wachovia Corp. (WB)	D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for:

Shareholder Vote on Executive Pay

Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

[redacted]

From: CFLETTERS
Sent: Friday, January 12, 2007 9:08 AM
To: [redacted]
Cc:
Subject: FW: PG&E Corporation (PCG) Shareholder Position on Company No-Action Request (Nick Rossi)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, January 12, 2007 1:30 AM
To: CFLETTERS
Cc:.Frances Chang
Subject: PG&E Corporation (PCG) Shareholder Position on Company No-Action Request (Nick Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 11, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

PG&E Corporation (PCG)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay Nick Rossi

Ladies and Gentlemen:

This is an initial response to the company December 21, 2006 no action request.

Contrary to the company argument, that the entire proposal must purportedly be rewritten, the Staff said in Sara Lee Corporation (September 11, 2006) :
[3]Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8 (i) (3) .[2]

The full text of the Sara Lee Staff Response Letter is:

September 11, 2006
Response of the Office of *Chief Counsel Division of Corporation* Finance
Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.
There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8 (i) (3) . In arriving at this position, we note that the Board's Compensation Committee Report will no longer be

required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402 (k) (1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8 (i) (3) .

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (2) . Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (2) .

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (7) . Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (7) .

Sincerely,

/s/

Ted Yu

Special Counsel

The company seems to suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule 14a-8 proposal was given special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that ³only² prefaced this text in Sara Lee Corporation (September 11, 2006) : ³because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis.²

The company argument is replete with word-splitting which is not used as frequently since Staff Legal Bulleting No. 14B. For instance the company incorrectly claims that an advisory vote inherently cannot influence pay practices or give shareholders a clear voice. The company incorrectly claims that an issue involving a ³broad spectrum² would make it intrinsically impossible for shareholders to express a ³clear voice.²

The company also claims that it is questionable whether shareholders could give an advisory vote on a specific matter if this matter involves the conclusions of its compensation committee.

The company claims that if a topic involves documents actually filed with the Commission that it must be considered as exclusively ordinary business.

Also if the topic involves documents in which the directors have liability, this is purportedly a clear sign of exclusively ordinary business.

The following company precedents seem to speak for themselves as not applicable:

Long Island Lighting Co.
WSB No.: 022696020
Public Availability Date: Thursday, February 22, 1996
Abstract:
A shareholder proposal, which requests that this company expand the disclosure in its proxy statement to include data on stock price, the consumer price index, the common stock dividend, average company worker salary and total CEO compensation, may be omitted from the company's proxy material under rule 14a-8 (c) (7) .

ConAgra, Inc.
WSB No.: 061598005
Public Availability Date: Wednesday, June 10, 1998
Abstract:
A shareholder proposal, which urges this company's board of directors to establish a political contribution program and publish those guidelines, as well as comprehensive disclosure on the recipient of such contributions, in the company's annual report to shareholders and Form 10-K, may be omitted from the company's proxy material under rule 14a-8 (c) (7) . The staff particularly notes that the proposal would involve matters relating to the company's ordinary business operations since it requires the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports.

Southwest Gas Corp.
WSB No.: 050696011
Public Availability Date: Monday, May 6, 1996
Abstract:
A shareholder proposal, which mandates that this company expand the executive compensation disclosure in the proxy statement to include data on share price, net earnings, common share dividend, average nonexecutive worker salary, and total CEO compensation, may be omitted from the company's proxy material under rule 14a-8 (c) (7) .

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to cure a defect as in Sara Lee Corporation (September 11, 2006) . It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Frances Chang <Frances.Chang@pge-corp.com>

[redacted]

From: CFLETTERS
Sent: Monday, January 29, 2007 11:39 AM
To: [redacted]
Cc: [redacted]
Subject: FW: PG&E Corporation (PCG) # 2 Shareholder Position on Company No-Action Request (Nick Rossi)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Saturday, January 27, 2007 12:04 AM
To: CFLETTERS
Cc: Frances Chang
Subject: PG&E Corporation (PCG) # 2 Shareholder Position on Company No-Action Request (Nick Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 26, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

PG&E Corporation (PCG)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay Nick Rossi

Ladies and Gentlemen:

This is a second response to the company December 21, 2006 no action request.

The Staff said in Sara Lee Corporation (September 11, 2006) in regard to permitting to a similarly worded rule 14a-8 proposals to be updated:
[3]Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8 (i) (3) .[2]

Thus it appears that the Sara Lee precedent shows that the topic of this proposal is a valid rule 14a-8 topic and sets a precedent to update the text of rule 14a-8 proposals in conformance with recent rule changes. I believe that such an opportunity to update rule 14a-8 proposal text should apply to at least proposals submitted for the 2007 proxy season most of which were required to already be submitted and were thus submitted within 3-months of the Sara Lee definitive proxy date of September 22, 2006.

In discussing Rule 14a-8 (i) (3) SLB 14B states:
"We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with

proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily."

Like Sara Lee this rule 14a-8 proposal should thus be allowed to conform to the new disclosure rules because the change is minor in nature and does not alter the substance of the proposal.

The company seems to incorrectly suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule 14a-8 proposal was given any special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that ³only² prefaced this text in Sara Lee Corporation (September 11, 2006) : ³because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis.²

Excluding this topic by disallowing an update of five words would seem to be counter to the increasing interest of the Securities and Exchange Commission in addressing excessive executive pay as highlighted in this ³SEC puts bosses' pay in spotlight² article which includes a quote by SEC Chairman Christopher Cox:

³SEC puts bosses' pay in spotlight
³10 Jan 2007
³Compensation & Benefits. CSR & Governance.
Investors in American corporations are to get a much clearer idea of the sorts of rewards being lavished on top executives, and whether they are worth it, under new disclosure rules.

³The pay and perks of America's top executives are to come under much closer scrutiny following the agreement of new rules by the Securities and Exchange Commission.

³The new system of disclosure is expected to show more clearly, and in much greater detail, what sort of compensation, salaries and bonuses senior executives in listed companies are taking home.

³The scorecard disclosures, outlined in annual reports and proxy statements, will come closer than ever to a full accounting of total compensation for companies' top two executives and the next three highest-paid executives, said the Associated Press.

³ ŒThe new disclosure requirements will be easier for companies to prepare and for investors to understand,¹ said SEC Chairman Christopher Cox.

³ ŒThe SEC, in a very short amount of time for a regulator, has pushed through very sweeping pay disclosures that, for the first time, will give investors a very clear picture of CEO pay,¹ added Amy Borrus, deputy director of the Council of Institutional Investors. ŒThe big picture is a very big win for investors.¹

³Investors wondering whether top executives are earning their pay have always been able to look for evidence in annual reports and proxies but key parts of this information often were buried in footnotes. Š²

The full text of the Sara Lee Staff Response Letter is:

September 11, 2006
Response of the Office of Chief Counsel Division of Corporation Finance
Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8 (i) (3) . In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402 (k) (1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8 (i) (3) .

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (2) . Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (2) .

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (7) . Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (7) .

Sincerely,

/s/

Ted Yu
Special Counsel

The company argument is replete with word-splitting which is out-dated since Staff Legal Bulleting No. 14B. For instance the company incorrectly claims that an advisory vote inherently cannot influence pay practices or give shareholders a clear voice. The company incorrectly claims that an issue involving a [3]broad spectrum[2] would make it intrinsically impossible for shareholders to express a [3]clear voice.[2]

The company also claims that it is questionable whether shareholders could give an advisory vote on a specific matter if this matter involves the conclusions of its compensation committee.

The company incorrectly claims that if a topic involves documents actually filed with the Commission that it must be considered as exclusively ordinary business. Also if the topic involves documents in which the directors have liability, this is purportedly a clear sign of exclusively ordinary business.

Since 1992, the Staff has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion.

The following company precedents seem to speak for themselves as not applicable:

Long Island Lighting Co.
WSB No.: 022696020
Public Availability Date: Thursday, February 22, 1996
Abstract:
A shareholder proposal, which requests that this company expand the disclosure in its proxy statement to include data on stock price, the consumer price index, the common stock dividend, average company worker salary and total CEO compensation, may be omitted from the company's proxy material under rule 14a-8 (c) (7) .

ConAgra, Inc.
WSB No.: 061598005
Public Availability Date: Wednesday, June 10, 1998
Abstract:
A shareholder proposal, which urges this company's board of directors to establish a political contribution program and publish those guidelines, as well as comprehensive disclosure on the recipient of such contributions, in the company's annual report to shareholders and Form 10-K, may be omitted from the company's proxy material under rule 14a-8 (c) (7) . The staff particularly notes that the proposal would involve matters relating to the company's ordinary business operations since it requires the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports.

Southwest Gas Corp.
WSB No.: 050696011
Public Availability Date: Monday, May 6, 1996
Abstract:
A shareholder proposal, which mandates that this company expand the executive compensation disclosure in the proxy statement to include data on share price, net earnings, common share dividend, average nonexecutive worker salary, and total CEO compensation, may be omitted from the company's proxy material under rule 14a-8 (c) (7) .

In regard to the company argument on a lead director the company, the company points out that it was months into 2006 before the company had what it calls a lead director. The company fails to address that the rule 14a-8 text on a lead director was prefaced by ³For instance in 2006 it was reported Š² Therefore it appears that the company did not have a lead director for part of 2006. Additionally the company seems to report a having a ³handcuffed² lead director which would not be a genuine lead director. According to the company the lead director is mandated to be the Chair of the Nominating Committee. However, the qualification that make one a good Chair of the Nominating Committee may not serve as well in meeting the demands of the Lead Director position.

Furthermore in the Sara Lee precedent, the proponent did not even ask for the opportunity ³to make revisions² in accordance with SLB 14B, yet the proponent was granted the opportunity.

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to make revisions² as in Sara Lee Corporation (September 11, 2006) and in accordance with SLB 14B. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Nick Rossi
Frances Chang <Frances.Chang@pge-corp.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2006

The proposal asks the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee in the proxy statement.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PG&E relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser